

February 3, 2012

Via E-mail
Michael J. Ulrich
SandRidge Mississippian Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

Via E-mail
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

> **Re:** **SandRidge Mississippian Trust II**
> **Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-178894**
>
> **SandRidge Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 5, 2012**
> **File No. 333-178894-01**

Dear Messrs. Ulrich and Ward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Joint Registration Statement on Form S-1 and Form S-3

General

1.   Please furnish to us the petroleum engineering reports you used as the basis for your December 31, 2011 proved and probable reserve disclosures, including the following:

   a) One-line recaps in <u>spread sheet format</u> for each property sorted by field within each reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
   b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
   c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;
   d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

   Please direct these engineering items to:
   U.S. Securities and Exchange Commission
   100 F Street NE
   Washington, DC 20549-4628
   Attn: Ronald M. Winfrey

2.   When comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   If a numbered comment in this letter raises more than one question, ensure that you fully respond to each question. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

4.   In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, we note your disclosure on pages 2 and 51 relating to the percentage of the target distributions that will be hedged.

5.   Please provide for our review and possible comment any graphics or other artwork you propose to include in the prospectus.

6.   Please inform us when the amount of compensation allowable or payable to the underwriters has received clearance by FINRA. Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

7.   We note that you have not provided most of your exhibits. With the next amendment or as soon as practicable thereafter, please file all material exhibits, including the legality and tax opinions, in order to facilitate our review. Similarly, provide us with all promotional and sales materials prior to their use. Once you file the exhibits and provide the materials, we will need sufficient time to complete our review and may have additional comments.

8.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments. In that regard, be sure to provide a more precise discussion in the Use of Proceeds section, including the aggregate amount of the referenced "drilling obligation" and the particulars regarding any deemed "partial consideration" for the Perpetual Royalties.

9.   Revise the prospectus to ensure that you give effect to Securities Act Release 33-6900. As examples only, we refer you to Sections II.A.3.f and III.B.2. Be sure to provide updated narrative and tabular prior performance information.

10.   Please provide the complete disclosure that Items 401, 402, and 404 of Regulation S-K require. With regard to Item 402 disclosure, clearly quantify and discuss any material direct or indirect compensation each listed individual receives from the trust or from SandRidge Energy for work related to the trust. If you omit any of the disclosure Form S-1 would otherwise require, please explain in necessary detail why you believe any such information would not be required, and direct the reader to comparable disclosure, if applicable.

Important Notice About Information In This Prospectus, page i

11.   You indicate in this section that the reader "should not rely" on certain information. However, that statement does not appear to give full effect to the reference in the last paragraph on page 43 regarding disclosure provided in Exchange Act filings by SandRidge Energy. Please revise accordingly.

Prospectus Cover Page

12.   We note your disclosure that you intend to list your common units on the New York Stock Exchange. Please provide us with updated information regarding the status of the application.

Target Distributions and Subordination and Incentive Thresholds, page 4

13.   You provide target distributions for each quarter beginning with the first quarter of 2012, and you set forth on page 57 the amount of pro forma distributable income for the nine-month period ended September 30, 2011, in the aggregate and on a per-unit basis. If you have also calculated amounts on a quarterly basis for each quarter in the nine-month period, disclose that information in tabular form as well. If prior to effectiveness of the registration statement and as a result of the passage of time you have available the most recent four quarters, expand your prospectus disclosure to provide that additional information.

Risk Factors, page 20

14.   You currently provide 23 pages of risk factors. Please revise to present the material risks more concisely, tailoring the risks to your precise circumstances and eliminating extraneous or mitigating language. Examples of language that should be removed include some clauses that begin "although," "while," or "however" and statements that you can "provide no assurance" about a particular outcome.

15.   Ensure that the captions and text clearly identify the particular risk to you or to investors. For example, please see "There has been no public market for the common units, etc." Also, the risk factor "A trust unitholder whose units are loaned to a 'short seller'" presumably is not a material risk for the vast majority of investors. If you retain it, revise the last sentence so that it is not providing direction on how to minimize the identified risk.

Targeted Distributions and Subordination and Incentive Thresholds

Unaudited Pro Forma Distributable Income, page 57

16.   We note from your disclosure here and from the pro forma financial information presented on page F-16, that distributable income for the nine months ended September 30, 2011 would have been $16.6 million. We further note that estimated cash available for distribution for the three months ended March 30, 2012 is approximately $19.1 million. Please modify your disclosure to discuss the specific reasons your cash available for distribution for future periods will be significantly in excess of the historical amounts. To the extent the increases are the result of increases in production, please include discussion of actual results incurred through a recent date, and how such results correlate to the amounts estimated in the reserve reports prepared by Netherland Sewell.

SandRidge Mississippian Trust II
SandRidge Energy, Inc.
February 3, 2012
Page 5

Significant Assumptions Used to Calculate the Target Distributions

Administrative Expense, page 60

17.   We note that administrative expenses are estimated to be $1.3 million annually, and that
        $450,000 of this amount relates to the annual administrative fee payable to the trustee and
        SandRidge Energy Inc. Please provide further detail regarding what makes up the
        remaining $850,000, and how such amounts were determined.

The Underlying Properties

Oil and Natural Gas Sales Prices and Production Costs, page 66

18.   We note that total production for the underlying properties for the nine months ended
        September 30, 2011 was 396,040 BOE. Please revise your disclosure to explain if the
        volume produced is consistent with the estimated volumes reported on the individual
        wells reserve report. If not, please include corresponding explanations for significant
        differences.

Financial Statements – SandRidge Mississippian Trust Underlying Properties

General

19.   As the Trust was not formed until December 2011, please rename the financial statements
        associated with the underlying properties in order to not infer that the Trust owned such
        properties for the nine months ended September 30, 2011.

Note 3 Supplemental Oil and Natural Gas Reserve and Standardized Measure Information
(Unaudited), page F-4

20.   We note from your statement on page F-5, that the estimated remaining net proved,
        proved developed and proved undeveloped oil and natural gas reserves of the underlying
        properties, were estimated by SandRidge's petroleum engineers. This statement appears
        to be inconsistent with the statement on page 69, that "All of the oil and natural gas
        reserves in this prospectus were estimated by Netherland Sewell." Please revise to clarify
        this inconsistency.

Notes to Unaudited Pro Forma Financial Information

Note 5 Pro Forma Supplemental Oil and Natural Gas Reserve and Standardized Measure Information

Oil and Natural Gas Reserve Quantities, page F-20

21.   For the table of pro forma reserves on page F-21, please revise to provide explanations for the pro forma adjustments made to the reserve volumes associated with the underlying properties.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director